December 9, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attn:  John Reynolds, Assistant Director

Re:                 Joe’s Jeans Inc.
Registration Statement on Form S-4, as amended
File No. 333-207777

Ladies and Gentlemen:

Joe’s Jeans Inc., a Delaware corporation (the “Company”), pursuant to Rule 461 under the Securities Act of 1933, as amended, respectfully requests that the effective date for the Registration Statement on Form S-4 (File No. 333-207777), filed with the Securities and Exchange Commission (the “Commission”) on November 3, 2015, as amended by Amendment No. 1, filed with the Commission on December 7, 2015, be accelerated to December 10, 2015 at 4:00 p.m., Washington, D.C. time or as soon thereafter as practicable.

The Company hereby acknowledges that:

1.                                      Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.                                      The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

3.                                      The Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or require any additional information, please do not hesitate to call me at (323) 837-3700 or Erica D. McGrady at Akin Gump Strauss Hauer & Feld LLP at (202) 887-4327.

Very truly yours,

Joe’s Jeans Inc.

By:	/s/ Samuel J. Furrow
Name:	Samuel J. Furrow
Title:	Interim Chief Executive Officer

cc:                                Russell W. Parks Jr., Akin Gump Strauss Hauer & Feld LLP

Erica D. McGrady, Akin Gump Strauss Hauer & Feld LLP